

unum health

connecting people - bridging resources - supporting caregivers

Company Overview









UNUM Health Inc. is a New Brunswick based Health Technology startup providing web-based solutions to the home care sector to increase communications, productivity, and safety.

(United Nations, 2017).

The company has developed proprietary algorithms and artificial intelligence to address a market size of 42 Million people in North America that require home care. This number is expected to grow to 88 Million+ by 2050.

Created from within the industry, sister company to a home care agency

The team consists of seasoned entrepreneurs and software specialists with extensive mainframe database expertise.

unumhealth



Mission

To engage care providers and patients/ clients with an easy-to-use tool that is a daily part of life for tracking, getting support, sharing best practices, and link access to information for all members of the extended health care team.

The real-time window into the home will provide support and increased transparency for everyone involved that will impact wellness and safety for patients and caregivers with information, resources, and support in "Unum" (One) spot.



unumhealth

Meet The Team



Lisa Williams
Founder, CEO, CFO
Unicare Home Care Inc. 2008
Unum Health 2018



Dave Reynolds
Business Consultant
The Rumin8 Group



Vanessa Cinel
Strategic Partnership Manager
Unum Health



unumhealth

Sister Company: Unicare Home Health Care



CEO, Lisa Williams

- Wallace McCain ELP Graduate
- 2018 Startup Canada
- Atlantic Entrepreneur of the Year
- National Entrepreneur of the Year

Unicare Home Health Care

- Opened operations in 2008
- Grown to over 160 employees
- Operates in 5 cities
- 2019 Employer of Choice Award

unumhealth

Problem



"The industry has failed to innovate. Right now there is no way to be sure our clients are receiving good quality care."

~ Lisa Williams
CEO Unicare Home Health Care
CEO Unum Health



unumhealth

Pain Points



- There are too many systems

- No conformity in provinces or nationally

- Paper-based, Email, Fax

- Limited communication or follow up

- Difficult to engage extended health care team in one discussion, time, and place

- Lack of auditing tools



unumhealth

Unum's Solution

An easy-to-use "one-stop" enterprise solution to digitize and streamline productivity and communication.













Unum's Solution









OFFline mode

Wellness checks

Centralized Solution

Geotagging



unumhealth

The Product



Flexible

Bilingual

Secure Web-Based Platform

Transferable Records

Education/Training

Resources

unumhealth

Benefits



Real-Time Communication
Better Decision Making

- More reliable information going to and coming from the caregiver
- Access and links to the most up to date information from source authorities



Safety and Liability
ONE Inclusive System

- Requisition of work
- Auditing of Client Files
- File Alerts for case intervention
- Scheduling files for Review and Follow up
- Compliance
- Accountability and transparency with clear roles and responsibilities



Productivity
Stronger and Healthier Workforce

- Wellness tracking to flag concerns for clients and caregivers
- Less workplace injuries
- Decrease in overall costs


unumhealth

Market Size and Considerations

Percentage of population aged 60 years or over by region, from 1980 to 2050



Data source: United Nations (2017). World Population Prospects: the 2017 Revision.

- With nursing homes currently busting at the seams, our current system is not designed to support seniors to age at home. How will we handle the increases in population?

- What do we need to do to create an ecosystem that works?

- How can we support seniors, their families, and caregivers to be more engaged in their own care?

unumhealth

Market Size and Considerations



Canada



Large
40%

2 Million

Small – Medium
60%

USA



Large
40%

40 Million

Small – Medium
60%

Global



Large
40%

840 Million

Small – Medium
60%

- Aging population in-home care
- Focus on small and medium home care agency's
- Private and public
- Increase investment
- Growing market

(Government of Canada, n.d.)
(Statista, n.d.)

unumhealth

Productivity

ClearCare
Helping you care for others

AxisCare
empowering home care

Carecenta

AlayaCare

honor

unum
health

Safety

Communications

Wellness/Caregiver Support



Standing
out
from
our

competition.

unumhealth

What makes us different?



- Solution Created from within the Industry
- Data Portability
- Connected Resources
- Customized Programming and Support
- People First
- Supporting Caregivers and Clients

unumhealth

Traction



3 Early Adopters currently testing in production



Sales Activity began August 2020



Pilot Project, Social Development 2021: 500+ users



unumhealth

Marketing

- Private and Public Supported Service Home Care Providers' information are publicly available

- Membership/ Partnerships with Regulating Associations for promotion

- Outbound Sales focused, aligning with industry norms and competitors' sales processes



unumhealth

Financials



```
Chart:
Y-axis: -1,000,000 to 3,000,000

2021:
  Revenue (orange): ~300,000
  Expenses (green): ~600,000
  Net Cash Flow (light green): ~-350,000

2022:
  Revenue (orange): ~900,000
  Expenses (green): ~1,150,000
  Net Cash Flow (light green): ~-300,000

2023:
  Revenue (orange): ~2,850,000
  Expenses (green): ~1,450,000
  Net Cash Flow (light green): ~1,400,000
```

Legend:
- Revenue (orange)
- Expenses (green)
- Net Cash Flow (light green)

Monthly Reoccurring Subscription $15/Client

Long term Value of Customer
- 10 years
- $225,000*

*Based on average agency size of 125 clients.

unumhealth

Investment



Investment	$245,000 USD
Sales	$122,500
Marketing	$49,000
Development	$73,500

Sales
50%

Development
30%

Marketing
20%

unumhealth

Ask •••

We are looking to raise $245,000USD

Funds will be used to ramp sales and develop the sales team.

unumhealth

Interested in Hearing More?



- Let's start a conversation
- Set up a Demo to show you how we work
- Explore what it might look like to work with you



connecting people - bridging resources - supporting caregivers

Lisa Williams

540 King George Hwy

Miramichi, NB E1V 1N3

Tel: 506-625-2522

lisa.williams@unumhealth.com

unumhealth